EXHIBIT 99.9

IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

VARANT MAJARIAN	X
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Plaintiff,	)
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v.	)	Civil Action No. 20381-NC
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HANDSPRING, INC., JEFFREY C. HAWKINS,	)
DONNA L. DUBINSKY, EDWARD T.	)
COLLIGAN, DAVID G. PINE, GLEN NOGA,	)
PATRICIA A. TOMLINSON, JOHN	)
HARTNETT, MICHAEL E. GALLUCCI,	)
GREGORY S. WOOCK, CELESTE	)
BARANSKI, KAREN SIPPRELL, JOE	)
SPHER, WILLIAM KENNARD,	)
MITCHELL E. KERTZMAN, KIM B.	)
CLARK, L. JOHN DOERR, BRUCE W.	)
DUNLEVIE and PALM, INC.	)
)
)
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Defendants.	)
)
X

COMPLAINT

Plaintiff, for his complaint, alleges upon personal knowledge as to himself and his own acts and upon information and belief as to all other matters, as follows:

NATURE OF THE ACTION

1. This is a class action on behalf of the public stockholders of Handspring, Inc. (“Handspring” or the “Company”) for injunctive and other appropriate relief in connection with the proposed merger of Handspring and Palm, Inc. (“Palm”). The transaction is, among other things, unfairly structured to give preference to shareholders of Palm. The deal is disproportionately structured in favor of Palm shareholders and fails to give recognition to the true value of Handspring and its strong gross profits. The decision of the individual defendants, who constitute Handspring’s Board of Directors, to pursue the proposed transaction constitutes a breach of their fiduciary duties to plaintiff and, in particular their duty of loyalty, by pursuing a course of action that only inures to the benefit of Palm shareholders and certain defendants and will deny the Company’ shareholders the opportunity to share fairly in the true value of the Company’s assets. Plaintiff alleges that he and the other public stockholders of Handspring are entitled to seek to enjoin the proposed transaction or, alternatively, to rescind the transaction and/or recover damages in the event the transaction is consummated.

PARTIES

2. Plaintiff Varant Majarian, has been, at all times relevant to the action, and continues to be, an owner of Handspring common stock.

15. Handspring is a Delaware Corporation with its principal executive offices located at 189 Bernardo Avenue, Mountainview, California. Handspring is a leading innovator in personal communications and handheld computing. The Company’s products include the ward-winning Treo family of smartphones an client server software for fast Web access from handheld devices and mobile phones.

16. Defendant Jeffrey Hawkins, Donna L. Dubinsky, Edward T. Colligan, David G. Pine, Glen Noga, Patricia A. Tomlinson, John Hartnett, Michael E. Gallucci, Gregory S. Woock, Celese Baranski, Karen Sipprell, Joe Sipher, William Kennard, Mitchell E. Kertzman, Kim B. Clark, L. John Doerr, and Bruce W. Dunlevie are the directors of Handspring (collectively, the “Individual Defendants”).

17. Defendant Dubinsky serves as President, Chief Executive Officer and Chief Financial Officer of Handspring. Defendant Hawkins serves as Chairman of the Board of the

Company and Chief Product Officer. Defendant Colligan serves as Chief Operating Officer of Handspring.

18. Each Individual Defendant owed and owes Handspring and its public stockholders fiduciary obligations and were and are required to: further the best interests of Handspring and its public stockholders; undertake an adequate evaluation of the Company’s worth as to potential merger/acquisition candidates; refrain from abusing their positions of control; and refrain from favoring their own interests at the expense of Handspring and its stockholders.

19. Defendant Palm is a corporation organized under the laws of the State of Delaware and is an independent oil and gas company engaged in the exploration, development and production of oil and natural gas. As more fully alleged herein, Defendant Palm is named as an aidder and abettor.

CLASS ACTION ALLEGATIONS

16. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all public stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein (the “Class”).

17. This action is properly maintainable as a class action because:

(a) The Class is so numerous that joinder of all members is impracticable. There are million shares of Handspring common stock outstanding, owned by hundreds, if not thousands, of record and beneficial holders.

(b) There are questions of law and fact which are common to the Class including, inter alia, the following: (i) whether the Individual Defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the Class; (ii) whether the defendants have unfairly timed and structured the transaction in violation of their duty of loyalty; and (iii) whether the Class is entitled to injunctive relief or damages as a result of the wrongs complained of herein.

(c) Defendants have acted in a manner which affects plaintiff and all members of the Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

(d) The prosecution of separate actions by individual members of the Class would create risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

(e) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff will fairly and adequately represent the Class.

SUBSTANTIVE ALLEGATIONS

16. On June 4, 2003, Handspring and Palm issued a press release announcing that they had reached a definitive merger agreement for Palm to acquire the outstanding stock of Handspring. The board composition of the combined businesses will include at least five current executive or directors of Handspring. The Palm Board also approved the spin-off of PalmSource, Inc., thereby removing that asset from the ultimate combined entity.

17. Under the terms of the proposed transaction, Handspring’s shareholders will receive 0.09 Palm shares, worth $1.09 as of June 3, 2002—and no shares of PalmSource—for each share of Handspring common stock owned. Palm will issue approximately 13.9 million shares to Handspring’s stockholders. Handspring stockholders will only own about 32% of the merged company and Palm’s shareholders will own about 68%.

18. Defendants are disproportionately favoring Palm shareholders through the agreed 32% and 68% division of the combined entity. Throughout 2002, the Company announced strong gross profits and net operation losses decreased each quarter during 2002.

19. The Individual Defendants have violated the fiduciary duties owed to the public shareholders of Handspring, including their duty of loyalty. The Individual Defendants’ agreement to the terms of the transaction, its timing, and the failure to auction the Company and invite other bidders, and defendants’ failure to provide a market check demonstrate a clear absence of the exercise of loyalty to Handspring’s public shareholders.

20. The Individual Defendants’ fiduciary obligations under these circumstances require them to:

(a) Undertake an appropriate evaluation of Handspring’s worth as a merger candidate;

(b) Engage in a meaningful auction with third parties in an attempt to obtain the best value for Handspring’s public shareholders; and

(c) Act independently so that the interests of Handspring’s public shareholders will be protected and enhanced.

15. The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein, including their decision to merge with Palm without making the requisite effort to obtain the best offer possible.

16. The terms of the proposed merger are grossly unfair to the Class, and the unfairness is compounded by the gross disparity between the knowledge and information possessed by the Individual Defendants by virtue of their positions of control of Handspring and that possessed by Handspring’s public shareholders.

17. Defendant Palm has knowingly aided and abetted the breaches of fiduciary duty committed by the other defendants to the detriment of Handspring’s public shareholders. Indeed, the proposed merger could not take place without the active participation of Palm.

18. By reason of the foregoing, each member of the Class will suffer irreparable injury absent relief in this action.

19. Plaintiff and other members of the Class have no adequate remedy at law.

WHEREFORE, plaintiff demands judgment as follows:

A. Declaring that this Action is properly maintainable as a class action and certifying plaintiff as the representative of the Class;

B. Preliminarily and permanently enjoining defendants and their counsel, agents employees, and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the proposed transaction;

C. In the event that the proposed transaction is consummated rescinding it and setting it aside;

D. Awarding compensatory damages against defendants, individually and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest at the maximum rate allowable by law;

E. Awarding plaintiff his costs and disbursements, including reasonable allowances for fees of plaintiff’s counsel and reimbursement of expenses; and

F. Granting plaintiff and the Class such other and further relief as the Court may deem just and proper.

Dated: June 19, 2003		CHIMICLES & TIKELLIS LLP LLP

	By:	/s/ PAMELA S. TIKELLIS
Pamela S. Tikellis
Robert J. Kriner, Jr.
Brian D. Long
One Rodney Square
P.O. Box 1035
Wilmington, DE 19899
(302) 656-2500

ATTORNEYS FOR PLAINTIFF

OF COUNSEL:

Charles J. Piven
Law Offices of Charles J. Piven, P.A.
The World Trade Center—Baltimore
Suite 2525
401 East Pratt Street
Baltimore, MD 21202